     The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                Filed Pursuant to Rule 424(B)(5)

                                                          File Number: 333-50808
                 SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2001

    PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 20, 2001

                                7,500,000 Shares

                                TECO ENERGY LOGO

                                  Common Stock

                            ------------------------

     Our common stock is listed on The New York Stock Exchange under the trading symbol "TE." The last reported sale price on February 16, 2001 was $29.43 per share.

     The underwriters have a 30-day option to purchase a maximum of 1,125,000 additional shares to cover over-allotments of shares.

                                                                          UNDERWRITING
                                                          PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                                           PUBLIC          COMMISSIONS       TECO ENERGY
                                                       ---------------   ---------------   ---------------
Per Share............................................         $                 $                 $
Total................................................  $                 $                 $

     Delivery of the shares of common stock will be made on or about          ,
2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

GOLDMAN, SACHS & CO.             MERRILL LYNCH & CO.             UBS WARBURG LLC

          The date of this prospectus supplement is             , 2001

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......   S-1
SUMMARY...............................   S-2
RECENT DEVELOPMENTS...................   S-3
THE OFFERING..........................   S-5
USE OF PROCEEDS.......................   S-6
CAPITALIZATION........................   S-7
SELECTED HISTORICAL FINANCIAL
  INFORMATION.........................   S-8

                                        PAGE
                                        ----
DIVIDENDS AND PRICE RANGE.............   S-9
UNDERWRITING..........................  S-10
NOTICE TO CANADIAN RESIDENTS..........  S-12
LEGAL MATTERS.........................  S-13
EXPERTS...............................  S-13

                                   PROSPECTUS

                                        PAGE
                                        ----
RISK FACTORS..........................    1
FORWARD LOOKING STATEMENTS............    1
TECO ENERGY...........................    2
RATIO OF EARNINGS TO FIXED CHARGES AND
  PREFERRED STOCK DIVIDENDS...........    2
DESCRIPTION OF DEBT SECURITIES........    3
DESCRIPTION OF PREFERRED STOCK........    7
DESCRIPTION OF COMMON STOCK...........    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES
  OF INCORPORATION AND BYLAWS, FLORIDA
  LAW AND OUR RIGHTS PLAN.............    9

                                        PAGE
                                        ----
DESCRIPTION OF WARRANTS, AND OTHER
  PURCHASE RIGHTS.....................   11
USE OF PROCEEDS.......................   13
PLAN OF DISTRIBUTION..................   13
LEGAL MATTERS.........................   14
EXPERTS...............................   14
WHERE YOU CAN FIND MORE INFORMATION...   14

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     This prospectus supplement contains forward looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see "Forward Looking Statements" in the accompanying prospectus.

                                    SUMMARY

     This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the prospectus. This summary is not complete and does not contain all of the information that you should consider before purchasing the common stock. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to TECO Energy and its subsidiaries.

                                  TECO ENERGY

     Overview. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We are in the process of transforming TECO Energy from a predominantly regulated energy company to one that is predominantly operating in deregulated competitive markets. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. The following describes our principal operations.

     - Tampa Electric provides electric energy and related services to over 560,000 residential, commercial and industrial customers in its high-growth West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa and the surrounding areas. Tampa Electric has approximately 3,800 megawatts of generating capacity in operation, and is constructing additional capacity to serve its growing customer base. It is in the process of repowering an older coal-fired station to become a combined-cycle natural gas-fired facility, which is expected to add 658 megawatts of generating capacity by 2004, significantly reduce emissions and enhance fuel diversity.

     - Peoples Gas System, acquired in 1997, is Florida's leading provider of natural gas. With a presence in most of Florida's major metropolitan areas, it serves over 256,000 residential and commercial customers. In early 2000, it completed a major expansion to Southwest Florida to market natural gas to a previously unserved high growth area of the state. The company is continuing its expansion into other areas of Florida previously unserved by natural gas by extending pipelines in Northeastern and Southeastern Florida.

     - TECO Power Services develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. It has interests in or agreements to develop or to acquire more than 7,000 net megawatts of generating capacity in operation, under construction or in the late stages of development. The operating generating units include the Hardee Power Station in Florida, the San Jose and Alborada generating plants in Guatemala, the Hamakua plant in Hawaii, the Commonwealth Chesapeake Station in Virginia on the Delmarva peninsula, wind and hydro power facilities in Central and South America, a gas and coal-fired facility in Eastern Europe and the Frontera Power Station in Texas, which it has agreed to acquire. It owns two combined-cycle plants in the early stages of construction in Mississippi and Arkansas, has an economic interest related to two combined-cycle plants under construction in Texas and is in a joint venture to build, own and operate two combined-cycle plants in Arizona and in Arkansas. It also has entered into a memorandum of understanding regarding the development of an integrated gasification combined-cycle generation (IGCC) facility at the CITGO refinery in Lake Charles, Louisiana using Texaco gasification technology.

     - TECO Transport is a marine transportation business that operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry bulk commodity transfer and storage deep water terminal. Its business is primarily moving commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe.

     - TECO Coal owns and operates several low-sulfur coal mines and handling facilities in Kentucky and Tennessee. It mines and ships more than eight million tons of coal annually for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify under existing rules for Section 29 tax credits on non-conventional fuel production through 2007.

     - TECO Coalbed Methane extracts naturally occurring methane gas from seams in the coal beds of Alabama's Black Warrior Basin. It has approximately 735 producing wells, all of which qualify under existing rules for
       Section 29 tax credits on non-conventional fuel production through 2002. It had proven reserves estimated at 182 billion cubic feet at December 31, 2000.

     - TECO Solutions was formed to support TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Operating companies include TECO BGA (formerly Bosek, Gibson and Associates) (BGA), BCH Mechanical
       (BCH), TECO Gas Services and TECO Properties. BGA and BCH together can deliver customized energy-efficient design and new construction, operations and maintenance projects for commercial and public sector clients. In addition, TECO Gas Services, our gas marketing company, provides gas management and marketing services for large municipal, industrial, commercial and power generation customers.

     Strategy. Our business growth strategy is focused on the following three areas:

     - Capitalize on a growing Florida economy and the expected shift to a more competitive energy market in Florida with our electric and gas operations and energy services business. Tampa Electric believes that it has the competitive generating capacity to serve increased demand and expand its market share in a more competitive energy market in Florida.

     - Increase TECO Power Services' portfolio of quality projects, particularly in the high growth areas of the United States market, to become a leading generation company positioned to take advantage of competitive energy markets, including in Florida.

     - Expand our marine transportation business through improved asset utilization and asset additions.

                              RECENT DEVELOPMENTS

INVESTMENTS IN PANDA ENERGY PROJECTS

     On September 25, 2000, TECO Power Services announced a $93 million investment with an affiliate of Panda Energy International relating to two Texas projects totaling 2,000 gross megawatts. These projects are planned to be brought online in phases; the first phase began commercial operation in December 2000, and all the remaining capacity is anticipated to be in-service in the third quarter of 2001.

     On November 14, 2000, TECO Power Services announced a joint venture with Panda Energy International to build, own and operate two merchant power plants with an expected total capital cost of $2.4 billion. TECO Power Services' equity investment in these projects is expected to be approximately $1.1 billion. The plant sites, which would have a combined capacity of nearly 4,600 megawatts, are located in El Dorado, Arkansas and Gila Bend, Arizona. The first phase of the El Dorado project is expected to begin commercial operation in the fall of 2002, with commercial operation of the entire facility expected in spring of 2003. The Gila Bend project is expected to begin commercial operation in the spring of 2003, with all phases expected to be completed by the summer of the same year.

ACQUISITION OF GENPOWER PROJECTS

     On October 30, 2000, TECO Power Services announced its acquisition of GenPower's interests in two independent power projects being developed by GenPower in Arkansas and Mississippi. The combined capacity of the two plants, which are expected to begin operation during the fourth quarter of 2002, is nearly 1,200 megawatts. TECO Power Services' equity investment in these projects is expected to be about $330 million and the total capital costs of the projects are expected to be $730 million.

DEVELOPMENT RIGHTS FOR CITGO PROJECT

     On November 16, 2000, TECO Power Services announced the signing of a memorandum of understanding with CITGO Petroleum Corporation providing for the exclusive right to develop a 670-net megawatt IGCC power plant adjacent to CITGO's Lake Charles Manufacturing Complex in Louisiana using Texaco proprietary gasification technology. Texaco Power and Gasification Global, Inc. will have the right to participate in the development of the project. The plant is not expected to begin commercial operation before January 2005. TECO Power Services' equity investment in this project is expected to be about $130 million.

ACQUISITION OF FRONTERA POWER STATION

     On February 8, 2001, TECO Power Services announced that it had agreed to purchase American Electric Power's (AEP) 500 megawatt Frontera Power Station, located near McAllen, Texas, approximately two miles from the Mexican border. AEP is being required by the Federal Energy Regulatory Commission to divest its ownership of this facility as part of its merger with Central and South West Corporation, which was completed last summer. TECO Power Services' equity investment in the project is expected to be about $120 million, with total capital investment for the acquisition being $265 million.

ISSUANCE OF TRUST PREFERRED SECURITIES

     In December 2000, TECO Capital Trust I issued 8,000,000 trust preferred securities with an aggregate liquidation amount of $200 million, which represent a corresponding amount of company preferred securities of TECO Funding Company I, LLC. Holders of the trust preferred securities are entitled to quarterly distributions at an annual rate of 8.50% of the liquidation amount of the trust preferred securities. In connection with the issuance of the trust preferred securities, TECO Energy issued junior subordinated notes to TECO Funding Company I, LLC. Our payments on these notes will be the only source of funds for the distributions to the trust preferred security holders. We have guaranteed these payments and if we do not make them, or choose to defer them, we will be restricted from paying dividends or making distributions to the holders of our common stock.

                                  THE OFFERING

Common stock offered.................................    7,500,000 shares

Common stock to be outstanding
  after the offering.................................    133,951,550 shares (135,076,550 shares if
                                                         the over-allotment option is exercised in
                                                         full)

Use of proceeds......................................    We will use the net proceeds from the sale
                                                         of common stock to repay short-term debt and
                                                         for general corporate purposes. See "Use of
                                                         Proceeds" on page S-6.

Current indicated annual dividend
  rate per share.....................................    $1.34(1)

New York Stock Exchange symbol.......................    TE

---------------
(1) Based upon dividends paid from the second quarter of 2000 through the first quarter of 2001. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 7,500,000 shares of our common stock in this offering (after deducting underwriting discounts and commissions and
estimated offering expenses) will be $          ($          if the underwriters'
over-allotment option in this offering is exercised in full). We intend to use the net proceeds from this offering to reduce the commercial paper balances of TECO Finance, a subsidiary of TECO Energy, which as of February 16, 2001 had interest rates ranging from 5.5% to 6.5% and various remaining terms until maturity of 27 days or less. We may also use the proceeds for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures and other business opportunities. Pending such uses, we will invest the net proceeds in short-term, interest bearing, investment grade securities or obligations of, or guaranteed by, the United States or its agencies.

                                 CAPITALIZATION

     The following table summarizes the historical capitalization of TECO Energy and its subsidiaries at December 31, 2000, and its capitalization as adjusted to reflect the issuance and sale of 7,500,000 shares of common stock (assuming no exercise of the underwriters' over-allotment option) contemplated by this
prospectus supplement based on an offering price of $          and our
application of the net proceeds in the manner described in "Use of Proceeds." The long-term debt shown does not include $237.3 million of long-term debt due within one year.

                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                               ACTUAL     PROFORMA
                                                              AMOUNTS    AS ADJUSTED
                                                              --------   -----------
                                                                 ($ IN MILLIONS)
Cash and cash equivalents...................................  $   99.6    $   99.6
                                                              ========    ========
Short-term debt.............................................   1,208.9
Long-term debt..............................................   1,374.6     1,374.6
Redeemable preferred securities.............................     200.0       200.0
Common equity...............................................   1,559.5
                                                              --------    --------
          Total capitalization..............................  $4,343.0    $4,343.0
                                                              ========    ========

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The table below presents selected historical consolidated income statement data, cash flow information and balance sheet data of TECO Energy and its subsidiaries. We derived this information from the audited financial statements for the years ended December 31, 1997 through December 31, 2000. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this document. See "Where You Can Find More Information" on page 14 of the accompanying prospectus.

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                            2000       1999       1998       1997
                                                          --------   --------   --------   --------
                                                          ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Operating revenues......................................  $2,295.1   $1,983.0   $1,955.7   $1,860.8
Operating income........................................     413.6      423.6      401.3      412.7
Net income from continuing operations (excluding
  non-recurring charges)................................     250.9      220.5      223.8      216.8
Earnings per share (basic) from continuing operations
  (excluding non-recurring charges).....................  $   1.99   $   1.68   $   1.70   $   1.66
Dividends paid per share................................  $  1.330   $  1.285   $  1.225   $  1.165

CASH FLOW INFORMATION
EBITDA(1)...............................................  $  681.8   $  655.8   $  634.3   $  644.4
Cash interest, net of amounts capitalized...............     166.7      116.9       99.3      115.5
Capital expenditures....................................     688.4      426.1      296.1      212.6
Cash flow from operations...............................     381.2      381.3      495.4      350.8

                                                                     AS OF DECEMBER 31,
                                                          -----------------------------------------
                                                            2000       1999       1998       1997
                                                          --------   --------   --------   --------
                                                                       ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets............................................  $5,676.2   $4,690.1   $4,179.3   $3,960.4
Capitalization:
  Short-term debt.......................................   1,208.9      813.7      319.0      447.5
  Long-term debt(2).....................................   1,374.6    1,207.8    1,279.6    1,080.2
  Redeemable preferred securities.......................     200.0         --         --         --
  Common shareholders equity excluding the effects of
     unearned compensation..............................   1,559.5    1,472.5    1,569.2    1,512.2
Total capitalization....................................   4,343.0    3,494.0    3,167.8    3,039.9

---------------
(1) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

(2) Long-term debt excludes amounts due within one year of $237.3 million, $155.8 million, $12.7 million and $12.7 million for 2000, 1999, 1998 and
    1997, respectively.

                           DIVIDENDS AND PRICE RANGE

     The table below sets forth, for the periods indicated, the high, low and closing sales prices of our common stock on The New York Stock Exchange.

                            YEAR                               HIGH     LOW     CLOSE
                            ----                              ------   ------   ------
1997........................................................  $28.19   $22.75   $28.13
1998........................................................   30.62    24.75    28.19
1999........................................................   28.00    18.37    18.56
2000........................................................   33.19    17.25    32.37

                        BY QUARTERS                            HIGH     LOW     CLOSE
                        -----------                           ------   ------   ------
1999  First Quarter.........................................  $28.00   $19.87   $19.87
  Second Quarter............................................   23.81    19.75    22.75
  Third Quarter.............................................   23.12    19.62    21.12
  Fourth Quarter............................................   22.50    18.37    18.56

2000  First Quarter.........................................  $20.62   $17.25   $19.44
  Second Quarter............................................   23.12    19.19    20.06
  Third Quarter.............................................   28.75    20.19    28.75
  Fourth Quarter............................................   33.19    26.56    32.37

     The last sale price of the common stock on February 16, 2001, as reported on The New York Stock Exchange, was $29.43 per share. As of February 15, 2001, we had approximately 126,451,550 shares of common stock outstanding and 24,101 holders of record.

     The following table sets forth the dividends paid from 1997 through the first quarter of 2001. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                                              COMMON DIVIDENDS
                            YEAR                                 PER SHARE
                            ----                              ----------------
1997........................................................       $1.165
1998........................................................        1.225
1999........................................................        1.285
2000........................................................        1.330

                                                              COMMON DIVIDENDS
                        BY QUARTERS                              PER SHARE
                        -----------                           ----------------
1999  First Quarter.........................................       $0.310
  Second Quarter............................................        0.325
  Third Quarter.............................................        0.325
  Fourth Quarter............................................        0.325

2000  First Quarter.........................................       $0.325
  Second Quarter............................................        0.335
  Third Quarter.............................................        0.335
  Fourth Quarter............................................        0.335

2001  First Quarter.........................................       $0.335

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2001, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
UBS Warburg LLC.............................................
                                                              ----------
          Total.............................................   7,500,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to
selling group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representative.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                            --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us..............................   $                $                $                $
Expenses payable by us....................   $                $                $                $

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except issuances of equity-based awards pursuant to our director or employee incentive plans, issuances pursuant to the exercise of outstanding stock options and issuances under our Dividend Reinvestment and Common Stock Purchase Plan.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We will apply to list the shares on The New York Stock Exchange.

     In the ordinary course of business, certain of the underwriters and their affiliates have provided and continue to provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus and prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities offered hereby. Certain matters will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus supplement by reference to the Current Report on Form 8-K of TECO Energy dated February 20, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                               TECO ENERGY, INC.

          Debt Securities, Preferred Stock, Common Stock and Warrants

                            ------------------------

     We plan to offer to the public from time to time:

     - debt securities consisting of debentures, notes or other evidences of indebtedness,

     - preferred stock,

     - common stock,

     - and warrants to purchase common stock, preferred stock or debt securities.

     Our common stock trades on The New York Stock Exchange under the symbol
"TE".

     This prospectus provides you with a general description of the securities we may offer. We may offer the securities as separate series, in amounts, prices and on terms determined at the time of the sale. When we offer securities, we will provide a prospectus supplement or a term sheet describing the terms of the specific issue, including the offering price of the securities. You should read both this prospectus and any prospectus supplement or term sheet, together with the additional information described under the heading "Where You Can Find More Information" beginning on page 14 of this prospectus, before you make your investment decision.

     We will sell the securities to underwriters or dealers, through agents, or directly to investors.

                            ------------------------

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                            ------------------------

                The date of this prospectus is February 20, 2001

  TECO Energy, Inc. - 702 North Franklin Street - Tampa, Florida 33602 - (813)
                                    228-4111

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
RISK FACTORS................................................    1
FORWARD LOOKING STATEMENTS..................................    1
TECO ENERGY.................................................    2
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
  DIVIDENDS.................................................    2
DESCRIPTION OF DEBT SECURITIES..............................    3
DESCRIPTION OF PREFERRED STOCK..............................    7
DESCRIPTION OF COMMON STOCK.................................    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND
  BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN...................    9
DESCRIPTION OF WARRANTS, AND OTHER PURCHASE RIGHTS..........   11
USE OF PROCEEDS.............................................   13
PLAN OF DISTRIBUTION........................................   13
LEGAL MATTERS...............................................   14
EXPERTS.....................................................   14
WHERE YOU CAN FIND MORE INFORMATION.........................   14

                                  RISK FACTORS

     For any securities offered and sold under this prospectus, we will include risk factors, if appropriate, in the applicable prospectus supplement or term sheet relating to those securities.

                           FORWARD LOOKING STATEMENTS

     This prospectus, any prospectus supplement or term sheet, and the documents we have incorporated by reference may contain forward looking statements. Such statements relate to future events or our future financial performance. We use words such as "anticipate," "believe," "expect," "intend," "may," "project," "will" or other similar words to identify forward looking statements.

     Without limiting the foregoing, any statements relating to our

     - anticipated capital expenditures;

     - future cash flows and borrowings;

     - potential future merger opportunities; and

     - sources of funding

are forward looking statements. These forward looking statements are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

     Among the factors that could cause actual results to differ materially are:

     - our ability to successfully complete our projects on schedule and within budget;

     - our ability to find and successfully implement attractive investments in unregulated businesses;

     - interest rates and other factors that could impact our ability to obtain access to sufficient capital on satisfactory terms;

     - variations in weather conditions affecting energy sales and operating costs;

     - potential competitive changes in the electric and gas industries, particularly in the area of retail competition;

     - commodity price changes, including energy price changes affecting our merchant plants;

     - changes in environmental regulation that may impose additional costs or curtail some of our activities;

     - our ability to successfully develop, construct, finance and operate our independent power projects on schedule and within budget;

     - federal and state regulatory initiatives that increase competition or costs, threaten investment recovery, or impact rate structure;

     - the degree to which we are able to successfully develop and operate our diversified businesses and our ability to operate our synthetic fuel production facilities in a manner qualifying for Section 29 federal income tax credits;

     - available sources and costs of commodities; and

     - inflationary trends, interest rates and other general economic conditions, particularly those affecting energy sales in our service area.

     When considering forward looking statements, you should keep in mind the cautionary statements in this prospectus, any prospectus supplement or term sheet and the documents incorporated by reference, including the information included in our Current Report on Form 8-K dated February 20, 2001 under the caption "Investment Considerations."

                                  TECO ENERGY

     We are an electric and gas utility holding company with important diversified activities. Our diversified businesses include independent power generation and distribution, marine transportation, coal mining, natural gas production from coalbeds, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. Our operating companies have facilities in several states and Central America. You can find a more complete description of our business and recent activities in the documents listed under "Where You Can Find More Information." The address of our principal executive office is 702 North Franklin Street, Tampa, Florida 33602 and the telephone number is (813) 228-4111.

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. If any series of debt or preferred stock securities should be used to repay our outstanding debt or retire other securities, we will present a pro forma ratio in the applicable prospectus supplement or term sheet if the change in a ratio would be ten percent or greater. For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements of consolidated subsidiaries.

                               NINE MONTHS       TWELVE MONTHS                 YEAR ENDED DECEMBER 31,
                                  ENDED              ENDED          ---------------------------------------------
                              SEPT. 30, 2000     SEPT. 30, 2000     1999      1998      1997      1996      1995
                              --------------     --------------     -----     -----     -----     -----     -----
Ratio of Earnings to Fixed
  Charges...................      2.77x              2.73x(1)       3.25x(2)  3.67x(3)  3.77x(4)  3.72x     3.50x
Ratio of Earnings to Fixed
  Charges and Preferred
  Stock Dividends...........      2.77x              2.73x(1)       3.25x(2)  3.67x(3)  3.77x(4)  3.72x     3.50x

---------------
(1) Includes the effect of a non-recurring pretax charge totaling $3.5 million recorded in the fourth quarter of 1999 at Tampa Electric Company to resolve litigation filed by the U.S. Environmental Protection Agency. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.76x for the twelve-month period ended September 30, 2000.

(2) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended December 31, 1999.

(3) Includes the effect of the non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal Corporation, a wholly-owned subsidiary of TECO Energy, and Tampa Electric Company, and $0.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended December 31, 1998.

(4) Includes a $2.6 million pretax charge for all costs associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended December 31, 1997.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities will be unsecured and, unless indicated otherwise in the applicable prospectus supplement or term sheet, will rank on parity with all our other unsecured and unsubordinated indebtedness. We will issue debt securities in one or more series under an indenture dated as of August 17, 1998 between us and The Bank of New York, as trustee. We filed the indenture as an exhibit to the registration statement of which this prospectus is a part. The following description of the terms of the debt securities summarizes only the material terms of the debt securities. The description is not complete, and we refer you to the indenture, which we incorporate by reference.

GENERAL

     The indenture does not limit the aggregate principal amount of the debt securities or of any particular series of debt securities that we may issue under it. We do not need to issue debt securities of any series at the same time nor must the debt securities within any series bear interest at the same rate or mature on the same date.

     Each time that we issue a new series of debt securities, the prospectus supplement or term sheet relating to that new series will describe the particular amount, price and other terms of those debt securities. These terms may include:

     - the title of the debt securities;

     - any limit on the total principal amount of the debt securities;

     - the date or dates on which the principal of the debt securities will be payable or the method by which such date or dates will be determined;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined, and the date or dates from which any such interest will accrue;

     - the dates on which any such interest will be payable and the record dates, if any, for any such interest payments;

     - if applicable, whether we may extend the interest payment periods and, if so, the permitted duration of any such extensions;

     - the place or places where the principal of and interest on the debt securities will be payable;

     - any obligation we may have to redeem or purchase the debt securities pursuant to any sinking fund, purchase fund or analogous provision or at the option of the holder and the terms and conditions on which the debt securities may be redeemed or purchased pursuant to an obligation;

     - the denominations in which we will issue the debt securities, if other than denominations of $1,000;

     - the terms and conditions, if any, on which we may redeem the debt securities;

     - the currency, currencies or currency units in which we will pay the principal of and any premium and interest on the debt securities, if other than U.S. dollars, and the manner of determining the equivalent in U.S. dollars;

     - whether we will issue any debt securities in whole or in part in the form of one or more global securities and, if so, the identity of the depositary for the global security and any provisions regarding the transfer, exchange or legending of any such global security if different from those described below under the caption "Global Securities";

     - any addition to, change in or deletion from the events of default or covenants described in this prospectus with respect to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of the debt securities due and payable;

     - any index or formula used to determine the amount of principal of or any premium or interest on the debt securities and the manner of determining any such amounts;

     - any terms relating to the conversion of the debt security into our common stock, preferred stock or other security issuable by us;

     - any subordination of the debt securities to any other indebtedness of ours; and

     - other material terms of the debt securities.

     Unless the prospectus supplement or term sheet relating to the issuance of a series of debt securities indicates otherwise, the debt securities will have the following characteristics:

     We will issue debt securities only in fully registered form, without coupons, in denominations of $1,000 or multiples of $1,000. We will not charge a service fee for the registration, transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with registration, transfer or exchange.

     The principal of, and any premium and interest on, any debt securities will be payable at the corporate trust office of The Bank of New York in New York, New York. Debt securities will be exchangeable and transfers thereof will be registrable at this corporate trust office. Payment of any interest due on any debt security will be made to the person in whose name the debt security is registered at the close of business on the regular record date for interest.

     We will have the right to redeem the debt securities only upon written notice mailed between 30 and 60 days prior to the redemption date.

     If we plan to redeem the debt securities, before the redemption occurs, we are not required to:

     - issue, register the transfer of, or exchange any debt security of that series during the period beginning 15 days before we mail the notice of redemption and ending on the day we mail the notice; or

     - after we mail the notice of redemption, register the transfer of or exchange any debt security selected for redemption, except if we are only redeeming a part of a debt security, we are required to register the transfer of or exchange the unredeemed portion of the debt security if the holder so requests.

     We may offer and sell debt securities at a substantial discount below their principal amount. We will describe any applicable special federal income tax and other considerations, if any, in the relevant prospectus supplement or term sheet. We may also describe certain special federal income tax or other considerations, if any, applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars in the relevant prospectus supplement or term sheet.

     The debt securities do not provide special protection in the event we are involved in a highly leveraged transaction.

     The debt securities are obligations exclusively of TECO Energy, Inc., which, as a holding company, has no material assets other than its ownership of the common stock of its subsidiaries, including Tampa Electric Company. We will rely entirely upon distributions from our subsidiaries to meet the payment obligations under the debt securities. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us including the payment of dividends or other distributions or the extension of loans or advances. Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities are effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

GLOBAL SECURITIES

     If we decide to issue debt securities in the form of one or more global securities, then we will register the global securities in the name of the depositary for the global securities or the nominee of the depositary and the global securities will be delivered by the trustee to the depositary for credit to the accounts of the holders of beneficial interests in the debt securities.

     The prospectus supplement or term sheet will describe the specific terms of the depositary arrangement for debt securities of a series that are issued in global form. None of our company, the trustee, any payment agent or the security registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

CONSOLIDATION, MERGER, ETC.

     We will not consolidate or merge with or into any other corporation or other organization, or sell, convey or transfer all or substantially all of our assets to any individual or organization, unless:

     - the successor is an individual or organization organized under the laws of the United States or any state thereof or the District of Columbia or, upon the effectiveness of the currently proposed amendment to the indenture, under the laws of a foreign jurisdiction and such successor consents to the jurisdiction of the courts of the United States or any state thereof;

     - the successor or transferee expressly assumes our obligations under the indenture; and

     - the consolidation, merger, sale or transfer does not cause the occurrence of a default under the indenture.

Upon the assumption by the successor of our obligations under the indenture and the debt securities issued thereunder, and the satisfaction of any other conditions required by the indenture, the successor will succeed to and be substituted for us under the indenture.

MODIFICATION OF THE INDENTURE

     The indenture provides that we or the trustee may modify or amend its terms with the consent of (i) the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each affected series and
(ii) 66 2/3% in aggregate principal amount of the outstanding debt securities of all affected series. However, without the consent of each holder of all of the outstanding debt securities affected by that modification, we may not:

     - change the date stated on the debt security on which any payment of principal or interest is stated to be due;

     - reduce the principal amount or any premium or interest on, any debt security, including in the case of a discounted debt security, the amount payable upon acceleration of the maturity thereof;

     - change the place of payment or currency of payment of principal of, or premium, if any, or interest on, any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity (or, in the case of redemption, on or after the redemption date); or

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the indenture, for waiver of compliance with some provisions of the indenture or for waiver of some defaults.

     Under limited circumstances and only upon the fulfillment of conditions, we and the trustee may make modifications and amendments of the indenture without the consent of any holders of the debt securities.

     The holders of not less than a majority in aggregate principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to that series except:

     - a default in the payment of principal of, or any premium or interest on, any debt security of that series;

     - in respect of a covenant or provision under the indenture which cannot be modified or amended without the consent of the holder of each outstanding debt security of the affected series.

EVENTS OF DEFAULT

     An event of default with respect to debt securities of any series issued under the indenture is any one of the following events (unless inapplicable to the particular series, specifically modified or deleted as a term of such series or otherwise modified or deleted in an indenture supplemental to the indenture):

     - we fail to pay any interest on any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to pay principal of or premium, if any, on any debt security of that series when due;

     - we fail to deposit any sinking fund payment in respect of any debt security of that series when due, and such failure has continued for 30 days;

     - we fail to perform any other covenant in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), and such failure has continued for 90 days after we receive written notice as provided in the indenture;

     - events of bankruptcy, insolvency or reorganization; and

     - any other event defined as an event of default with respect to debt securities of a particular series.

     If an event of default with respect to any series of debt securities occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if any debt securities of that series are discounted debt securities, a portion of the principal amount that the terms of the series may specify) of all debt securities of that series to be immediately due and payable. Under some circumstances, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul that declaration and its consequences. The prospectus supplement or term sheet relating to any series of debt securities which are discounted debt securities will specify the particular provisions relating to acceleration of a portion of the principal amount of the discounted debt securities upon the occurrence of an event of default and the continuation of the event of default.

     Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to such provisions for security and indemnification of the trustee and other rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     The holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and any premium and, subject to limitations specified in the indenture, interest on such debt security on its stated maturity date (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any of these payments.

     We must furnish to the trustee an annual statement that to the best of our knowledge we are not in default in the performance and observance of any terms, provisions or conditions of the indenture or, if there has been such a default, specifying each default and its status.

SATISFACTION AND DISCHARGE OF THE INDENTURE

     We will have satisfied and discharged the indenture and it will cease to be in effect (except as to our obligations to compensate, reimburse and indemnify the trustee pursuant to the indenture and some other obligations), when we deposit or cause to be deposited with the trustee, in trust, an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit (or to the stated maturity date or earlier redemption date for debt securities that have been called for redemption).

DEFEASANCE OF DEBT SECURITIES

     Unless otherwise provided in the prospectus supplement or term sheet for a series of debt securities, we may cause ourself (subject to the terms of the indenture) to be discharged from any and all obligations with respect to any debt securities or series of debt securities (except for certain obligations to register the transfer or exchange of such debt securities, to replace such debt securities if stolen, lost or mutilated, to maintain paying agencies and to hold money for payment in trust) on and after the date the conditions set forth in the indenture are satisfied. Such conditions include the deposit with the trustee, in trust for such purpose, of money and/or U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the stated maturity date of such payments or upon redemption, as the case may be, in accordance with the terms of the indenture and such debt securities.

THE TRUSTEE

     The trustee is The Bank of New York, which maintains banking relationships with us in the ordinary course of business and serves as trustee under other indentures with us and some of our affiliates.

GOVERNING LAW

     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

     We currently have authorized 10,000,000 shares of undesignated preferred stock, $1.00 par value per share, none of which were issued and outstanding as of the date of this prospectus. Under Florida law and our charter, our board is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval.

     Subject to limitations prescribed by Florida law and our charter and bylaws, our board can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions as may be desired concerning voting, redemption, dividends, dissolution, or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.

     Our board is authorized to determine the voting rights of any series of preferred stock, subject to the following restrictions in our charter:

     - holders of shares of our preferred stock are not entitled to more than the lesser of (i) one vote per $100 of liquidation value and (ii) one vote per share, when voting as a class with the holders of shares of our common stock; and

     - holders of shares of our preferred stock are not entitled to vote on any matter separately as a class, other than (i) as required by Florida law,
       (ii) as specified in the terms of the preferred stock, if the matter to be voted upon would affect the powers, preferences or special rights of the series.

     If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the charter amendment establishing the terms of the preferred stock with the SEC. This description will include:

     - the title and stated value;

     - the number of shares offered, the liquidation preference per share and the purchase price;

     - the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends;

     - whether dividends will be cumulative, partially cumulative or non-cumulative and, if cumulative or partially cumulative, the date from which the dividends will accumulate;

     - the procedures for any auction or remarketing, if any;

     - the provisions for a sinking fund, if any;

     - the provisions for redemption, if applicable;

     - any listing of the preferred stock on any securities exchange or market;

     - whether the preferred stock will be convertible into any series of our common stock, and, if applicable, the conversion price (or how it will be calculated) and exchange period;

     - voting rights, if any, of the preferred stock;

     - whether interests in the preferred stock will be represented by depositary shares;

     - a discussion of any material and/or special U.S. federal income tax considerations applicable to the preferred stock;

     - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

     - any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with the series of preferred stock as to dividend rights and rights upon our liquidation, dissolution or winding up;

     - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

     The preferred stock offered by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank as follows:

     - senior to all classes or series of our common stock, and to all equity securities issued by us, the terms of which specifically provide that they rank junior to the preferred stock with respect to those rights;

     - on a parity with all equity securities we issue that do not rank senior or junior to the preferred stock with respect to those rights; and

     - junior to all equity securities we issue, the terms of which do not specifically provide that they rank on a parity with or junior to the preferred stock with respect to these rights.

     As used for these purposes, the term "equity securities" does not include convertible debt securities.

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

                          DESCRIPTION OF COMMON STOCK

     Our authorized common stock consists of 400,000,000 shares, $1.00 par value per share. At October 25, 2000, there were 125,932,425 shares of common stock issued and outstanding and 7,043,000 shares of common stock held as treasury shares. The approximate number of shareholders of record of our common stock as of October 25, 2000 was 24,670.

     Each share of our common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, are entitled to receive any dividends, in cash, securities or property, as our board may declare.

     In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

     The common stock issued by this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     EquiServe, L.P. is the transfer agent and registrar for our common stock. Its phone number is 800-650-9222.

           ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND
                    BYLAWS, FLORIDA LAW AND OUR RIGHTS PLAN

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

     Our Articles require the vote of the holders of at least 80% of the voting power of the then outstanding shares of stock of all classes and series entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalization and liquidations, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of our capital stock entitled to vote generally in an election of directors), unless such business combination has been approved by a majority of disinterested directors, or the fair market value and other procedural requirements of our Articles are met.

ELECTION AND REMOVAL OF DIRECTORS

     Our board of directors is divided into three classes. The directors in each class serve for a three year term, one class being elected each year by our stockholders. A vote of a majority of the board or 80% of the combined voting power of the then outstanding shares of stock, voting together as a single class, is required to remove a director, with or without cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors. Under the terms of our bylaws and Articles, these provisions cannot be changed without a supermajority vote of our stockholders.

UNDER FLORIDA LAW

     Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The "Control Share Acquisitions" section of the Florida Business Corporation Act, or FBCA, generally provides that shares acquired in excess of certain specified thresholds, beginning at 20% of a corporation's outstanding voting shares, will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders. We have provided in our bylaws that the Control Share Acquisition Act shall not apply to us.

     The "Affiliated Transactions" section of FBCA generally requires majority approval by disinterested directors or supermajority approval of disinterested shareholders of certain specified transactions (such as a

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

merger, consolidation, sale of assets, issuance of transfer of shares or reclassifications of securities) between a corporation and a holder of more than 10% of the outstanding shares of the corporation, or any affiliate of such shareholder.

RIGHTS PLAN

     We have a shareholder rights plan. Under the plan, each outstanding share of our common stock carries with it a right, currently unexercisable, that if triggered permits the holder to purchase large amounts of our or any successor entity's securities at a discount and/or trade those purchase rights separately from the common stock. The rights are triggered when a person acquires, or makes a tender or exchange offer to acquire, 10% of our common stock. The plan, however, prohibits the 10%-acquiror, or its affiliates, from exercising our shares' purchase rights. As a result the acquiror's interest in TECO Energy is substantially diluted. The rights expire in May 2009, subject to extension. We may also redeem the rights at a nominal price per right until 10 business days after a triggering event.

     These and other provisions of our Articles, bylaws and rights plan could discourage potential acquisition proposals and could delay or prevent a change in control.

               DESCRIPTION OF WARRANTS, AND OTHER PURCHASE RIGHTS

GENERAL

     We may issue warrants and/or other rights to purchase debt securities (which we refer to as debt warrants), preferred stock (which we refer to as preferred stock warrants) or common stock (which we refer to as common stock warrants). We may issue any of these warrants or purchase rights (which we refer to generally as warrants) independently or together with other securities offered by this prospectus and attached to or separate from the other securities. If we issue warrants, we will issue them under warrant agreements between us and a bank or trust company, as agent, all of which will be described in the prospectus supplement relating to the warrants we are offering.

DEBT WARRANTS

     We will describe the terms of debt warrants offered in the applicable prospectus supplement, the warrant agreement relating to the debt warrants and the debt warrant certificates representing the debt warrants, including the following:

     - the title;

     - the aggregate number offered;

     - their issue price or prices;

     - the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise, and the procedures and conditions relating to exercise;

     - the designation and terms of any related debt securities and the number of debt warrants issued with each security;

     - the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable;

     - the principal amount of debt securities purchasable upon exercise, and the price at which that principal amount of debt securities may be purchased upon exercise;

     - the commencement and expiration dates of the right to exercise;

     - the maximum or minimum number which may be exercised at any time;

     - a discussion of the material United States income tax considerations applicable to exercise;

     - and any other terms, procedures and limitations relating to exercise.

     Debt warrant certificates will be exchangeable for new debt warrant certificates of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before exercising their debt warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments of principal of, or premium, if any, of interest, if any, on the securities purchasable upon exercise.

OTHER WARRANTS

     The applicable prospectus supplement will describe the following terms of preferred stock warrants or common stock warrants offered under this prospectus:

     - the title;

     - the securities issuable upon exercise;

     - the issue price or prices;

     - the number of warrants issued with each share of preferred stock or common stock;

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

     - any provisions for adjustment of (i) the number or amount of shares of preferred stock or common stock issuable upon exercise of the warrants or
       (ii) the exercise price;

     - if applicable, the date on and after which the warrants and the related preferred stock or common stock will be separately transferable;

     - if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

     - any other terms, including terms, procedures, and limitations relating to exchange or exercise;

     - the commencement and expiration dates of the right to exercise; and

     - the maximum and minimum number that may be exercised at any time.

EXERCISE OF WARRANTS

     Each warrant will entitle the holder to purchase for cash the principal amount of debt securities or shares of preferred stock or common stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

     Warrants may be exercised by delivering to the corporate trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement (a) the warrant certificate properly completed and duly executed and
(b) payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the debt securities or shares of preferred stock or common stock purchasable upon exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

                                USE OF PROCEEDS

     We intend to add the net proceeds from the sale of the securities to our general funds to be used for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures, repayment of debt and other business opportunities.

                              PLAN OF DISTRIBUTION

     We may sell the securities through one or more of the following ways:

     - directly to purchasers;

     - to or through one or more underwriters or dealers; or

     - through agents.

     A prospectus supplement or term sheet with respect to a particular series of securities will set forth the terms of the offering of those securities, including the following:

     - name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and our proceeds from the sale;

     - underwriting discounts and commissions; and

     - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and they may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriting syndicates represented by one or more managing underwriters or one or more independent firms acting as underwriters may offer the securities to the public. In connection with the sale of securities, we may compensate the underwriters in the form of underwriting discounts or commissions. The purchasers of the securities for whom the underwriters may act as agent may also pay them commissions. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Unless otherwise set forth in the applicable prospectus supplement or term sheet, the obligations of any underwriters to purchase the securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased.

     If we use dealers in the sale of the securities, we will sell the securities to the dealers as principals. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement or term sheet will name any dealer, who may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, involved in the offer or sale of securities, and set forth any commissions or discounts we grant to the dealer.

     If we use agents in the sales of the securities, the agents may solicit offers to purchase the securities from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the securities will be named, and any commissions payable by us to such agent set forth, in the applicable prospectus supplement or term sheet. Any agent will be acting on a reasonable effort basis for the period of its appointment or, if indicated in the applicable prospectus supplement or term sheet, on a firm commitment basis.

     We may also sell securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to resales. The terms of those sales would be described in the prospectus supplement or term sheet.

     If the prospectus supplement or term sheet so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price set forth in the prospectus supplement or term sheet pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of the contracts.

     Agents, dealers and underwriters may be entitled under agreements with us to indemnification against some civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with, or perform services for, us or our subsidiaries for customary compensation.

     If indicated in the applicable prospectus supplement or term sheet, one or more firms may offer and sell securities in connection with a remarketing upon their purchase, in accordance with their terms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us will be described in the applicable prospectus supplement or term sheet. We may be obligated to indemnify the remarketing firm against some liabilities, including liabilities under the Securities Act, and the remarketing firm may engage in transactions with or perform services for us or our subsidiaries for customary compensation.

     Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

     Any securities, other than our common stock, will be a new issue of securities with no established trading market. We cannot assure you that there will be a market for the securities of any particular security, or that if a market does develop, that it will continue to provide holders of those securities with liquidity for their investment or will continue for the duration the securities are outstanding.

     The prospectus supplement or term sheet relating to each offering will set forth the anticipated date of delivery of the securities.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities for us. Ropes & Gray, Boston, Massachusetts may pass upon certain legal matters for any underwriters, agents or dealers.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of TECO Energy for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

     We filed a registration statement on Form S-3 with the SEC covering the securities. For further information on us and the securities, you should refer to the registration statement and its exhibits. This prospectus discusses material provisions of our indenture dated August 17, 1998 entered into with The Bank of New York as trustee. Because the prospectus may not contain all the information that you may find important, you should review the full text of the indenture and other documents we have filed as exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

     - Our Annual Report on Form 10-K for the fiscal year ended December 31,
       1999;

     - our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2000, June 30, 2000 and September 30, 2000; and

     - our Current Reports on Form 8-K dated February 16, 2000, February 29, 2000, July 20, 2000, September 20, 2000, September 25, 2000, October 30,
       2000, November 14, 2000, November 16, 2000, December 18, 2000, December 21, 2000, February 8, 2001 and February 20, 2001.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Director of Investor Relations
                               TECO Energy, Inc.
                                   TECO Plaza
                           702 North Franklin Street
                              Tampa, Florida 33602
                                 (813) 228-4111

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement or term sheet. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or term sheet is accurate as of any date other than the date on the front of these documents.

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                                TECO ENERGY LOGO